UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 20, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CEO Corner

Financial Position

In the announcement of the Company’s annual results on 16 March I made a statement that the Company had sufficient resources based on confirmed contract income and expected costs to sustain it until late July 2006. I want to make it clear that this calculation did not take account of other income which we have reasonable expectation of receiving in this period from sources which are not at this stage confirmed. We have taken a deliberately conservative approach in calculating our future cash flow.

I also stated in the announcement that the Company is exploring opportunities to raise capital. Whilst the board is yet to choose the exact format from the opportunities it has before it, the prime consideration for directors is the best interests of all shareholders. The evaluation and consideration of a balanced capital offering has been in the planning for some time.

Over the past year we have progressively demonstrated the technical viability of our 40mm weapons systems and we are now busy putting that into a commercial context. We have a number of contracts with leading defense organizations in the United States that we expect will lead to product orders in due course
(Department of Energy; US Army Phase II SBIR for Crowd Control System; US Navy
Phase II SBIR for Active Protection System) and we are currently working on several more opportunities for contracted development programs. We have several product development programs underway with defense industry partners
(ARDEC; EOS; ST Kinetics) with the Redback™ Weapon System, 3GL grenade launcher, and a range of munitions being advanced.

We have never been in a stronger position to secure our objective of building sustainable revenue streams and profits for our shareholders.

David Smith
Chief Executive Officer.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

Company Contact:

US
Investor queries:  David Smith - Metal Storm - Ph: +1 703 248 8218

Australia
Investor queries:  Ian Gillespie – Metal Storm - Ph: +61 (0) 7 3221 9733

About Metal Storm

Metal Storm Limited is a multi-national defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: March 24, 2006	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary